FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa Reports Results for First Quarter 2008
--- Net income Rose 103% on 63% Increase in Gross Profits ---
--- Launches Increase 91% to R$578 Million; Pre-sales Increase 97% to R$502 million ---
--- Land Bank Tops R$11 Billion ---

São Paulo, May 5, 2008 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the first quarter ended March 31, 2008. The financial statements were prepared and presented in accordance with Brazilian GAAP (BR GAAP) and in Brazilian Reais (R$). Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments.

Chief Executive Officer Wilson Amaral said, “As you can imagine, we are all pleased with last week’s upgrade by S & P of Brazil’s sovereign credit to investment grade.  This will have important positive implications on the overall health of the Brazilian economy and liquidity within our debt and equity markets as more investors will now be able to participate in the strong growth potential of Brazil.

As a company, we are off to a strong start in 2008 and remain optimistic about the prospects for our sector. During what is traditionally a slower quarter for the industry, we were pleased by both the launches achieved during the first quarter, as well as the velocity of pre-sales. Gafisa has now launched and developed products in each of our newly targeted demographic segments through AlphaVille, addressing the high and mid-high income markets and Fit Residencial and Bairro Novo, targeting the lower income segments of the population. And, while we continue to expand our geographic reach and diversify our product offering to consumers, our higher-end traditional Gafisa product remains highly competitive. Indicative of the continuing demand for the Gafisa branded product, a development launched in Salvador, Bahia, in January was nearly 100% pre-sold by the end of the quarter. “

Amaral continued, “With a strong balance sheet and over R$722 million in cash, one of the best teams in the industry, and a track-record of success in on-time and within budget execution of developments, we remain well-positioned to continue our strong pace of growth throughout the year. Our land bank has reached R$11 billion and represents over 58 thousand units. Pre-sales, a strong indicator of Gafisa’s ability to meet consumer demand, grew 97% for the quarter, launches increased 91% compared to the prior year and EBITDA margin for the quarter increased to 15.9% as compared to 15.1% in the previous year’s quarter.”

Operating & Financial Highlights
IR Contact
Julia Freitas Forbes
Email: ir@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

1Q08 Earnings Results
Conference Call
Tuesday, May 6, 2008
> In English
11AM EST
12AM Brasilia Time
Phone: +1 (973) 935-8893
Code: 43201887
> In Portuguese
9AM EST
10AM Brasilia Time
Phone: +55 (11) 2188-4848
Code: Gafisa

• Consolidated launches totaled R$577.9 million for the quarter, an increase of 91% as compared to the first quarter of 2007.

• Pre-sales from current launches and inventory reached R$502.3 million for the quarter, a 97% increase over 1Q07. The share of pre-sales from current launches rose 171% to R$203.6 million from R$75.1 million sequentially.

• Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 42% to R$319.5 million from R$224.3 million in 1Q07.

• 1Q08 EBITDA reached R$50.8 million (15.9% EBITDA margin), a 51% increase compared to adjusted EBITDA of R$33.8 million (15.1% EBITDA margin) reached in 1Q07.

• Net Income was R$41.6 million for the quarter (13.0% net margin) an increase of 103% compared with adjusted R$20.5 million in 1Q07. EPS in 1Q08 was R$.32, an increase of 88% compared to adjusted 1Q07.

• The Backlog of Results to be recognized under the PoC method reached R$665.2 million, a 79% increase over 1Q07. The Backlog Margin to be recognized reached 38.5%.

• Gafisa’s land bank totaled R$11.1 billion at 1Q08, representing a 94% increase over 1Q07 and 9% increase over the previous quarter.

• In January, Gafisa enhanced its presence in the high-end North East market through the launch of Horto Fase 2- Villagio Panamby, selling 98% of the units in the quarter.

• Upgrade on Fitch corporate rating to A bra (stable outlook) from A- (A minus) bra.

CEO Commentary and Corporate Highlights for 1Q 2008

I am pleased to report that demand for housing continues to be very healthy. During the seasonally slower first quarter, Gafisa experienced a robust rate of pre-sales reaching R$502.3 million, almost double that of the previous year’s quarter for developments launched during the quarter as well as for existing inventory. The velocity of pre-sales remains strong and is not only indicative of the still unmet demand for housing, but also of Gafisa’s ability to develop products that consumers want. There is a huge gap in the supply available to meet the demand for affordable entry level and lower priced housing, and thus we launched Fit Residencial and Bairro Novo. Fit sales are growing quickly; in this quarter alone they reached R$80 million and were 70% higher than in the year 2007. However, there is also significant unmet demand in the higher income segments for primary housing in many areas throughout Brazil. The near sell-out -- in record time -- of our high-end development in Salvador, Bahia launched in January, clearly demonstrates this point.

Looking ahead, we believe that the outlook for continued growth in the Brazilian residential housing industry remains strong. Mortgages with resources from savings accounts increased by 88% in this quarter compared to the first quarter of 2007. We remain confident that the banking system will continue to accelerate the rate of access to mortgages, thus continuing to fuel our industry. There are several reasons to support this perspective: savings account balances are expected to continue to grow and regulation requires that 65% of those balances be used toward financing mortgages; even with potential increases in rates, the improved terms and tenors of loans will continue to make monthly payments affordable; and, the Selic rate does not necessarily have a direct correlation to the consumer’s mortgage rate. Finally, the Brazilian Central Bank’s decision to control inflation, resulting from stronger-than-anticipated economic activity, and the overall health of the economy will have a long-term positive impact on all consumers and their ability to continue to afford new housing.

Gafisa is going into 2008 with both a strong cash position and a healthy balance sheet with significant room for additional leverage, should we choose to pursue it. Based on our current outlook and performance, we are reaffirming our full-year launch guidance of R$3 Billion. We also continue to expect to achieve an EBITDA margin of between 16% and 17% for the full year. We established a powerful platform for future growth in 2007 and will work hard throughout 2008 to successfully execute this plan.

Wilson Amaral
CEO - Gafisa S.A.

Recent Developments

Fit sales reached R$80 million: In 2007 Fit sales were R$47 million, in the first quarter alone sales totaled R$80 million, reflecting the success of launches in the fourth quarter of 2007. In the São Paulo state, sales increased over four times compared to 2007. Fit now has 11 developments in 6 metropolitan areas.

The North East: With the successful launch of a high-end development, Horto Fase 2-Villagio Panamby, located in Salvador, Bahia, the Company now serves most socioeconomic segments in that region with Gafisa, AlphaVille and Fit products. While each company operates independently, they have been able to leverage the strong local relationships created by Gafisa to identify the best locations, develop highly desirable offerings and launch and execute in an efficient manner.

Gafisa Vendas expands to the North East: Gafisa established Gafisa Vendas to shore up the performance of third party sales teams and ensure sales speed and excellence. The wholly-owned Gafisa Vendas sales teams were first established in São Paulo and Rio de Janeiro, and already account for 43% and 34% of sales in these markets, respectively. Based on a rapid track record of success, this model is now expanding to the North East.

Bairro Novo starts construction: Bairro Novo Cotia, phases 1 and 2, launched in December 2007, started construction this quarter. It is on track for planned delivery and by the end of March had completed 11% of the development.

Conservative Accounting Practices: During the fourth quarter of 2007, the Company began capitalizing interest cost from corporate debt and to recognize it on a percentage of completion basis. Interest expense is now included on the COGS line of the income statement. This, as well as Gafisa’s practice of deferring only the selling expenses that are associated with the showrooms, while recognizing revenues on a Percentage of Completion (PoC) basis, is now fully reflected in the Company’s quarterly earnings statements and represents one of the most conservative stances in accounting practices in the industry.

Potential Financing Program: Recently, the Company submitted an initial filing with the CVM for a potential R$1 billion debenture program. We are in the process of registering the first tranche, of R$200 million.

Operating and Financial Highlights (R$000)	1Q08	1Q07 [1]	Change		4Q07 [2]
Project Launches (% Gafisa)	577,888	303,146	91%		1,036,382
Project Launches (100%)	796,896	345,275	131%		1,279,371
Project Launches (Units) (100%)	2,105	1,817	16%		6,757
Project Launches (Units) (% Gafisa)	1,493	1,562	(4%)		4,975
Pre-Sales (% Gafisa)	502,260	254,503	97%		662,412
Sales from current project launches (% Gafisa)	203,621	75,161	171%		569,080
Sales from inventory (% Gafisa)	298,639	179,342	67%		93,332
Pre-Sales (100%)	716,111	306,513	134%		804,835
Pre-Sales (Units) (100%)	2,789	1,186	135%		3,726
Pre-Sales (Units) (% Gafisa)	2,040	959	113%		2,092
Average Sales Price (R$/sq.m) (excluding lots)	2,923	2,854	2%		2,765

Net Operating Revenues	319,482	224,316	42%		372,755
Gross Profits	106,996	65,527	63%		131,266
Gross Margin	33.5%	29.2%	430	bps	35.2%
EBITDA	50,770	33,778	51%		58,108
EBITDA Margin	15.9%	15.1%	8	bps	15.6%
Extraordinary Expenses	-	(30,174)	-		-
Net Income	41,646	20,547	103%		66,952
Net Margin	13.0%	9.2%	380	bps	18.0%
Earnings per Share (R$)	0.32	0.17	88%		0.52
Average number of shares, basic	129,455,361	124,396,957	4%		129,281,029

Backlog of Revenues (R$million)	1,726	986	75%		1,527
Backlog of Results (R$ million)	665	372	79%		583
Backlog Margin	38.5%	37.7%	80	bps	38.2%

Net Debt (Cash)	368,582	(265,403)	-		174,909
Cash	722,385	621,252	16%		514,447
Shareholders’ Equity	1,572,534	1,424,322	10%		1,530,763
Total Assets	3,611,764	2,241,757	61%		2,950,493

Notes:    1 1Q07 adjusted for follow-on offering and capitalized interest.
2 4Q07 adjusted for PIS/COFINS + Eldorado and capitalized interest.

Launches

Gafisa’s project launches increased 91%, from R$303 million in first quarter 2007 to R$578 million in first quarter 2008. Following our strategy of diversification into high-potential, less explored markets, in the first quarter of 2008 new markets share of the total increased to 38% - during 2007 33% of our launches came from new markets. Launches in new markets increased 266% compared to the first quarter of 2007. We maintain our goal of growth in the affordable entry level segment, and are developing a strong pipeline for FIT and Bairro Novo.

The tables below detail new projects launched in the first quarters of 2007 and 2008:

Table 1 - Launches per Company (Gafisa %)		1Q08	1Q07	1Q08 x 1Q07
Gafisa	PSV (R$ 000)	490,782	251,154	95%
	Units	956	1,052	(9%)
	R$/m²	3,334	2,519	32%
	Area	147,188	99,705	48%
AlphaVille	PSV (R$ 000)	58,521	35,018	67%
	Units	388	326	19%
	R$/m²	320	233	37%
	Area	182,748	150,029	22%
Fit Residencial	PSV (R$ 000)	28,585	16,974	68%
	Units	149	184	(19%)
	R$/m²	2,575	1,852	39%
	Area	11,099	9,164	21%
Total	PSV (R$ 000)	577,888	303,146	91%
	Units	1,493	1,562	(4%)
	Area	341,035	258,898	32%

R$ 000
Table 2 - Launches per Region (Gafisa %)		1Q08	1Q07	1Q08 x 1Q07
Gafisa	São Paulo	251,653	75,683	233%
	Rio de Janeiro	108,231	150,904	(28%)
	New Markets	130,898	24,567	433%
	Total Gafisa	490,782	251,154	95%
AlphaVille	New Markets	58,521	35,018	67%
Fit Residencial	São Paulo	-	16,974	-
	New Markets	28,585	-	-
	Total Fit Residencial	28,585	16,974	68%
Total	São Paulo	251,653	92,657	172%
	Rio de Janeiro	108,231	150,904	(28%)
	New Markets	218,004	59,585	266%
Total		577,888	303,146	91%

Pre-Sales and Sales Velocity

In this quarter, pre-sales almost doubled to R$502 million from R$255 million in the first quarter of 2007, reflecting the strength of our launches in the last quarter of 2007. Pre-sales reached 87% of new launches. Our diversification strategy is showing strong results, pre-sales in new markets accounted for 46% of pre-sales in the current quarter, compared to 33% of total sales in 2007. Additionally, São Paulo continues to show impressive pre-sales speeds, with a 51% total increase in this quarter over the same period in 2007.

The real estate market continues to benefit from rising consumer confidence, favorable loan terms and the strong inflow of commercial bank mortgages. This scenario is positively impacting our ability to sell our products.

The tables below set forth a detailed breakdown of our pre-sales for the first quarters of 2007 and 2008:

Table 3 - Pre-Sales per Company (Gafisa %)		1Q08	1Q07	1Q08 x 1Q07
Gafisa	PSV (R$ 000)	362,372	230,198	57%
	Units	802	785	2%
	R$/m²	3,453	2,854	21%
	Area (m²)	106,109	84,816	25%
AlphaVille	PSV (R$ 000)	56,951	24,305	134%
	Units	310	174	78%
	R$/m²	345	281	23%
	Area (m²)	165,165	86,473	91%
Fit Residencial [2]	PSV (R$ 000)	80,097	-	-
	Units	889	-	-
	R$/m²	1,756	-	-
	Area (m²)	45,603	-	-
Bairro Novo 1 2	PSV (R$ 000)	2,840	-	-
	Units	39	-	-
	R$/m²	1,543	-	-
	Area (m²)	1,841	-	-
Total	PSV (R$ 000)	502,260	254,503	97%
	Units	2,040	959	113%
	Area (m²)	318,718	171,289	86%

R$ 000
Table 4 - Pre -Sales per Region (Gafisa %)		1Q08	1Q07	1Q08 x 1Q07
Gafisa	São Paulo	138,232	128,365	8%
	Rio de Janeiro	75,106	73,441	2%
	New Markets	149,034	28,392	425%
	Total Gafisa	362,372	230,198	57%
AlphaVille	São Paulo	2,097	236	789%
	Rio de Janeiro	2,421	-	-
	New Markets	52,433	24,069	118%
	Total AlphaVille	56,951	24,305	134%
Fit Residencial [2]	São Paulo	51,473	-	-
	New Markets	28,624	-	-
	Total Fit Residencial	80,097	-	-
Bairro Novo 1 2	São Paulo	2,840	-	-
Total	São Paulo	194,642	128,601	51%
	Rio de Janeiro	77,527	73,441	6%
	New Markets	230,091	52,461	339%
Total		502,260	254,503	97%
Note: 1 Bairro Novo figures presented in this report correspond to Gafisa’ stake of 50% in the company.

2 Fit Residencial and Bairro Novo recognize sales after client receives final approval from bank or CEF.

Operations

Gafisa now has 127 projects under development in 17 different states. With a strong track record of managing multiple construction sites spread over a wide geographic area, Gafisa is uniquely positioned to execute its aggressive launch strategy.

Fit Residencial will deliver its first project in the first semester of 2008 within the expected delivery schedule, and Bairro Novo started construction of Bairro Novo Cotia.

Land Reserves

Consistent with our established land bank policies, the Company owns approximately R$11.1 billion in its land bank composed of 144 different sites. The land bank totals 16.1 million square meters, equivalent to 58,791 units.

In accordance with our land bank diversification strategy, at the end of the quarter 42% of the consolidated land bank was outside of the Rio de Janeiro and São Paulo states. Our land bank reflects our strategy of servicing all segments of the homebuyer market. One of our goals going forward is to continue increasing Fit Residencial and Bairro Novo’s land banks aimed at the Affordable Entry Level segment and the Low Affordable Entry Level segment, respectively.

The table below show a detailed breakdown of our current land bank:

Table 5 - Land Bank per Region		Future Sales R$000 (%Gafisa)	% of Swap(1)	Usable Area (sqm x1000) (% Gafisa)	Potential Units (% Gafisa)	Potential Units (100%)
Gafisa	São Paulo	2,669	28%	1,096	7,319	8,058
	Rio de Janeiro	1,236	21%	534	3,680	4,227
	New Markets	2,217	74%	1,300	8,164	14,181
	Total Gafisa	6,122	45%	2,930	19,163	26,466
AlphaVille	São Paulo	1,105	99%	3,751	6,207	14,394
	Rio de Janeiro	131	100%	449	630	1,120
	New Markets	1,762	98%	7,726	9,505	19,098
	Total AlphaVille	2,998	98%	11,926	16,342	34,612
Fit Residencial	São Paulo	972	9%	526	9,859	11,887
	Rio de Janeiro	79	0%	46	854	1,019
	New Markets	350	6%	174	2,669	4,297
	Total Fit	1,401	7%	746	13,382	17,203
Bairro Novo	São Paulo	48	0%	30	690	1,380
	Rio de Janeiro	230	81%	197	3,746	7,492
	New Markets	337	89%	266	5,468	10,935
	Total Bairro Novo	615	78%	493	9,904	19,807
Total		11,136	81%	16,095	58,791	98,088

(1)	% Swap refers to the swap portion over total land costs.

2008 and 2007 Capitalized Interest

Targeting best accounting practices, in 4Q07 we began to capitalize interest cost from corporate debt (mostly raised in 2007) and to recognize it on a percentage of completion basis. Accordingly, since 4Q07 we account for interest expenses on the COGS line of our income statement, thus impacting our gross margin.

In our 4Q07 earnings statements, we adjusted capitalized interest for the whole year 2007 in the fourth quarter. In the table below, we show how 2007 capitalized interest allocated among the four quarters of 2007 would have affected each quarter’s income statements, to help make 1Q08 more comparable to 1Q07 and 4Q07:

Table 6 - Capitalized Interest Effect (R$000)
	1Q08	1Q07	2Q07	3Q07	4Q07	2007
COGS	(2,749)	(2,433)	(2,600)	(3,283)	(3,220)	(11,535)
Financial Expenses	16,626	6,865	7,339	9,264	9,087	32,554
Income Taxes	(4,718)	(1,507)	(1,611)	(2,034)	(1,995)	(7,146)

Net Income	9,159	2,925	3,128	3,947	3,872	13,873
Earnings per share (R$)	0.07	0.02	0.02	0.03	0.03	0.11

Properties for Sale (Current Assets)	34,914					21,037

1Q08 - Revenues

Net operating revenues for 1Q08 rose 42% to R$319.5 million from R$224.3 million in 1Q07.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information of pre-sales and recognized revenues by launch year:

Table 7 - Pre-sales x Recognized revenues (R$ 000)
	1Q08				1Q07
	Pre-Sales	% of Total	Revenues	% of Revenues Revenues	Pre-Sales	% of Total	Revenues	% of Revenues
Launched in 2008	203,621	40.5%	30,759	9.6%	-	-	-	-
Launched in 2007	236,750	47.1%	88,386	27.7%	75,161	29.5%	-	-
Launched in 2006	32,575	6.5%	119,562	37.4%	130,276	51.2%	63,666	28.4%
Launched in 2005	25,769	5.1%	70,129	22.0%	34,375	13.5%	109,353	48.7%
Launched up to 2004	3,545	0.7%	10,646	3.3%	14,691	5.8%	51,297	22.9%
TOTAL	502,260	100.0%	319,482	100.0%	254,503	100.0%	224,316	100.0%

1Q08 - Gross Profits

Gross profits for 1Q08 totaled R$107.0 million (adjusted R$65.5 million for 1Q07), an increase of 63%, partially reflecting continuing robust demand in sales, specially in the higher end of the market this quarter. Gross margin for 1Q08 was 33.5%, 430 basis points higher than 1Q07.

1Q08 - Selling, General, and Administrative Expenses (SG&A)

Our growth strategy and investment in infrastructure for future growth lead to higher G&A expenses. In 1Q08, due to the ramp up of Fit Residencial and Bairro Novo and the consolidation of AlphaVille, G&A reached R$32.1 million compared to R$19.5 million in 1Q07. G&A will be diluted as we grow revenues in the future.

Table 8 - SG&A expenses	1Q08	1Q07
Selling Expenses (R$ 000)	24,047	12,006
G&A Expenses (R$ 000)	32,150	19,484
SG&A Expenses (R $000)	56,197	31,490
Selling Expenses / Launches	4.2%	4.0%
G&A Expenses / Launches	5.6%	6.4%
SG&A / Launches	9.7%	10.4%
Selling Expenses / Sales	4.8%	4.7%
G&A Expenses / Sales	6.4%	7.7%
SG&A / Sales	11.2%	12.4%
Selling Expenses / Revenues	7.5%	5.4%
G&A Expenses / Revenues	10.1%	8.7%
SG&A / Revenues	17.6%	14.0%

Gafisa has adopted conservative accounting standards, especially with regards to the recognition of selling expenses. The only selling expenses that we defer are those associated with the showrooms, and this, as previously noted, negatively impacts our EBITDA margin. As can be seen on the table below, our deferred selling expenses are low and will be amortized on a PoC basis:

Table 9 - Deferred selling expenses[1]	1Q08	1Q07	4Q07
Deferred Selling Expenses (R$ 000)	44,633	18,972	37,023
Deferred Selling Expenses / LTM Launches	1.8%	1.7%	1.7%
Deferred Selling Expenses / LTM Sales	2.4%	1.7%	2.3%
Deferred Selling Expenses / LTM Revenues	3.5%	2.5%	3.2%
¹ Current assets account

1Q08 - EBITDA

EBITDA for the first quarter totaled R$50.8 million, 51% higher than the R$33.8 million for adjusted 1Q07. As a percentage of net revenues, EBITDA increased from 15.1% in 1Q07 to 15.9% in 1Q08.

1Q08 - Depreciation and Amortization

Depreciation and amortization in 1Q08 amounted to R$1.8 million, compared to the R$5.1 million in 1Q07. Amortization of the acquisition of AlphaVille - R$1.5 million in 1Q08 and R$3.8 million in 1Q07 - explains most of this difference.

With regards to the amortization of the goodwill generated from the AlphaVille acquisition, we used a linear calculation for the 1Q07 and 2Q07 results, and for 3Q07 and 4Q07 this figure was equal to zero. As explained in the 2007 Earnings Release, from 1Q08 on we will amortize this goodwill through a progressive exponential calculation following the EBIT, in the percentages described below:

Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
4.49%	6.28%	7.22%	10.11%	11.52%	14.02%	11.78%	11.67%	11.45%	11.46%

1Q08 - Financial Results

Net financial results totaled R$6.2 million in 1Q08 compared to a negative of R$8.7 million in 1Q07, mainly due to the capitalization of interest.

1Q08 - Income Taxes

Net income taxes and social contribution for 1Q08 amounted to R$9.8 million versus R$3.1 million in 1Q07. The higher figure in 2008 reflects an increase in the income taxes and social contribution that is proportional to the growth of the Company’s net income.

1Q08 - Net Income and Earnings per Share

Net income in 1Q08 was R$41.6 million (13.0% of net revenues), compared to adjusted R$20.5 million in 1Q07.
Earnings per share were R$0.32 in 1Q08 compared to adjusted R$0.17 in 1Q07.

Shares outstanding were 129.4 million in 1Q08 compared to 125.5 million in 1Q07.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$665.2 million in 1Q08, from R$371.9 million in 1Q07 and R$583.4 million in 4Q07.

The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

Table 10 - Revenues and results to be recognized (R$ million)
	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Sales to be recognized—end of period	1,725.9	985.7	1,526.6	75.1%	13.1%
Cost of units sold to be recognized - end of period	(1,060.7)	(613.8)	(943.2)	72.8%	12.5%
Backlog of Results to be recognized	665.2	371.9	583.4	78.9%	14.0%
Backlog Margin - yet to be recognized	38.5%	37.7%	38.2%	80 bps	30 bps

Balance Sheet

Cash and Cash Equivalents
On March 31, 2008, cash and cash equivalents were equal to R$722 million, 41% higher than R$514 million on December 31, 2007, and 16% higher than 1Q07’s R$621 million.
At the end of the quarter, Gafisa’s debt totaled R$1,091 million, bringing a net debt position of R$369 million. The detail of the debt breakdown is located on table 16. Net debt to equity ratio is 23.4%.

Accounts Receivable
Accounts receivable increased 12% to R$2.7 billion in March 2008, compared to R$2.4 billion in 4Q07, and 71% compared to R$1.6 billion in March 2007.

Table 11 - Revenues and results to be recognized (R$000)
Real estate development receivables:
	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Current	607,668	392,634	524,818	54.8%	15.8%
Long-term	578,475	236,576	497,933	144.5%	16.2%
Total	1,186,143	629,210	1,022,751	88.5%	16.0%
Receivables to be recognized on our balance sheet according to PoC method and Brazilian GAAP:
	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Current	445,790	220,894	486,794	101.8%	(8.4%)
Long-term	1,054,173	720,555	881,352	46.3%	19.6%
Total	1,499,963	941,449	1,368,146	59.3%	9.6%

Total Accounts Receivables	2,686,106	1,570,659	2,390,896	71.0%	12.3%

Table 12 - Aging of Account Receivables Portfolio
Total	2008	2009	2010	2011	2012 and later
2,686,106	1,062,987	532,710	581,587	261,218	247,604

Inventory (Properties for Sale)
Our inventory includes land paid in cash, construction in progress, and finished units. Our inventory reached R$1.2 billion in 1Q08, an increase of 106.7% as compared to R$559 million registered in 1Q07 due to land acquisitions in cash (more details in the “Land Reserves” section of this report) and developments under construction.

Table 13 - Inventory (R$ 000)
	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Land	566,697	202,342	379,068	180.1%	49.5%
Properties under construction	514,747	307,597	503,417	67.3%	2.3%
Units completed	74,808	49,520	41,826	51.1%	78.9%
Total	1,156,252	559,459	924,311	106.7%	25.1%
Current	1,015,020	481,874	774,908	110.6%	31.0%
Long-term	141,232	77,585	149,403	82.0%	(5.5%)
Total	1,156,252	559,459	924,311	106.7%	25.1%

Table 14 - Inventory at Market Value per year (Gafisa %)
	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Launches from 2008	346,424	-	-	-	-
Launches from 2007	883,605	226,942	1,127,498	289%	(22%)
Launches from 2006	173,788	331,795	200,326	(48%)	(13%)
Prior to 2005	224,984	326,452	250,987	(31%)	(10%)
PSV	1,628,801	885,189	1,578,811	84%	3%
Launches from 2008	944	-	-	-	-
Launches from 2007	4,400	1,196	5,883	268%	(25%)
Launches from 2006	619	1,133	714	(45%)	(13%)
Prior to 2005	995	1,651	1,078	(40%)	(8%)
Units	6,958	3,980	7,675	75%	(9%)

Table 15 - Inventory at Market Value per Company
	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Gafisa	1,236,748	699,026	1,141,701	77%	8%
AlphaVille	205,317	169,189	196,309	21%	5%
Fit Residencial	164,704	16,974	216,214	870%	(24%)
Bairro Novo	22,032	-	24,587	-	(10%)
Total	1,628,801	885,189	1,578,8111	84%	3%

Liquidity

The following table sets forth information on our indebtedness as of March 31, 2008. In addition to our net cash position we have over R$200 million in receivables of completed units, which are available for securitization anytime. We had an upgrade on our corporate rating by Fitch to A bra (stable outlook) from A- (A minus) bra.

Table 16 - Debt breakdown (R$ 000)
Type of transaction	Rates	1Q08	4Q07	1Q07
Debentures	1.3%p.a. + CDI	242,312	249,190	242,663
Construction Financing (SFH)	6.2-11.4%p.a. + TR	194,017	98,700	34,248
Downstream Merger obligation	10-12%p.a. + TR	12,020	13,311	16,925
Funding for developments	6.2%p.a. + TR	2,501	2,702	23,147
Working Capital	104-105% of CDI	217,414	204,463	34,952
UniGafisa	0.235% p.a. + CDI	300,000	-	-
Other (AlphaVille)	0.66-3.29% p.a. + CDI	122,703	121,390	3,912
Total Debt		1,090,967	689,356	355,847

Total Cash		722,385	514,447	621,252

Net Debt (Cash)		368,582	174,909	(265,405)

Debt payment schedule as of March 31, 2008:

Table 17 - Debt Maturity (R$ 000)
	Total	2008	2009	2010	2011	2012 and later
Debentures	242,312	2,312	48,000	96,000	96,000	-
Construction Financing (SFH)	194,017	49,095	99,525	40,121	5,276	-
Downstream Merger obligation	12,020	4,020	5,534	2,466	-	-
Funding for developments	2,501	797	857	847	-	-
Working Capital	217,414	-	217,414	-	-	-
UniGafisa	300,000	-	-	-	-	300,000
Other (AlphaVille)	122,703	10,150	2,394	28,455	27,922	53,782
Total	1,090,967	66,374	373,724	167,889	129,198	353,782

As of March 31, 2008, our net debt to equity ratio was 23.4% compared to 11.4% in 4Q07.

Outlook

For 2008 Gafisa reiterates its launch guidance of R$3 billion for its share of consolidated launches. Approximately R$2 billion is expected to come from Gafisa, R$300 million from AlphaVille and R$700 million from Bairro Novo and Fit Residencial.

Based on current market outlook, the Company expects the EBITDA margin to be between 16% and 17% for the full year 2008.

Glossary

Backlog of Results - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin - Equals to “Backlog of results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank - Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method - Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales - Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) - segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) - segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter.

MID (Middle Income) - segment with residential units sold at prices ranging from R$2,300 to 2,800 per square meter.

MID (Mid-Low) - segment with residential units sold at prices ranging from R$1,800 to 2,300 per square meter.

AEL (Affordable Entry Level) - residential units targeted to the mid-low and low income segments with prices below R$1,800 per square meter.

LOT (Urbanized Lots) - land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

COM (Commercial buildings) - Commercial and corporate units developed only for sale with prices ranging from R$3,000 to R$7,000 per square meter.

SFH Funds - Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements - A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV - Potential Sales Value.

About Gafisa
We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 900 developments and constructed almost 40 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9297
Email: ir@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (outside Brazil)
Eileen Boyce
Reputation Partners
Phone: +011 312 222 9126
Fax: +011 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The following table sets forth projects launched during the first quarter of 2008:

	Project	Launch Month	Segment R$/m²	Location	Usable Area m² (% Gafisa)	Gafisa Units	Gafisa's Stake	PSV (% Gafisa) R$ 000	% Sold up to 03/31/08
Gafisa	Costa Maggiore	January	HIG	Cabo Frio - RJ	4,693	30	50%	24,052	84%
Gafisa	Horto Phase 2	January	HIG	Salvador - BA	2,298	92	50%	87,807	98%
Gafisa	Pablo Picasso	January	HIG	João Pessoa - PB	4,188	12	50%	12,632	26%
AUSA	AlphaVille Londrina Phase 2	January	LOT	Londrina - PR	67,060	173	63%	17,230	20%
Gafisa	Nova Petrópolis	March	MHI	São Bernardo - SP	36,879	268	100%	108,479	23%
Gafisa	Terraças - Alto da Lapa	March	MHI	São Paulo - SP	23,248	182	100%	72,701	19%
Gafisa	Raízes Granja Viana	March	MHI	Cotia - SP	8,641	35	50%	25,994	10%
Gafisa	VerdeMar	March	MHI	Guarujá - SP	13,084	80	100%	44,479	23%
Gafisa	London Green Phase 2	March	HIG	Niterói - RJ	15,009	140	100%	54,719	18%
Gafisa	Carpe Diem	March	MHI	Rio de Janeiro - RJ	10,012	91	80%	29,461	25%
Gafisa	Magnific	March	HIG	Goiânia - GO	9,225	27	100%	30,458	34%
AUSA	AlphaVille Jacuhy Phase 2	March	LOT	Serra - ES	115,688	215	65%	41,291	28%
FIT[1]	Citta Vila Allegro	March	AEL	Salvador - BA	11,099	149	50%	28,585	1%
	Total 1Q08				321,124	1,494	73%	577,888	35%

¹ Fit Residencial recognizes sales only after the client has received the final approval by the bank.

The following table sets forth the financial completion of the construction in progress and the related revenue recognized during the quarter ended on March, 31 2008.

Development	Date Launched	Total Area sq m	Final Completion		% Sold Accumulated		Revenue Recognized R$ 000		Gafisa Stake
			1Q08	1Q07	1Q08	1Q07	1Q08	1Q07
Gafisa							249,969	199,993
VP - Horto Fase 2	jan-08	22,298	30%	0%	97%	0%	28,491	-	50%
Península Fit	mar-06	24,080	77%	22%	69%	29%	10,975	8,094	100%
Sunspecial Resid. Service	mar-05	21,189	99%	62%	98%	70%	8,925	10,614	100%
The Gold	dec-05	10,465	97%	59%	100%	31%	7,850	3,258	100%
Villagio Panamby - Agrias	nov-06	21,390	51%	28%	89%	19%	7,476	4,849	100%
Espaço Jardins	may-06	28,926	58%	17%	100%	66%	7,085	3,312	100%
Villagio Panamby- Mirabilis	mar-06	23,355	77%	45%	94%	39%	6,687	2,351	80%
Supremo	aug-07	34,864	41%	0%	69%	0%	6,506	-	80%
Enseada das Orquídeas	oct-07	42,071	22%	0%	51%	0%	5,912	-	80%
Beach Park - Living	oct-07	11,931	60%	4%	77%	25%	5,911	547	100%
Isla	mar-07	31,423	26%	0%	82%	16%	5,578	-	100%
Espacio Laguna	aug-06	13,091	59%	19%	72%	22%	5,432	1,734	100%
Solaris de Vila Maria	dec-07	13,376	16%	0%	93%	0%	5,327	-	100%
Sunplaza Personal Office	mar-06	6,328	100%	42%	100%	36%	5,509	6,173	50%
Olimpic - Chácara Sto Antonio	aug-06	24,988	48%	21%	98%	50%	5,100	3,252	45%
Olimpic Resort	oct-05	21,851	99%	54%	100%	82%	4,945	8,438	100%
Blue Vision - Sky e Infinity	jun-06	9,257	85%	46%	82%	37%	4,390	6,087	100%
Paço das Águas	may-06	10,836	73%	39%	93%	33%	4,388	1,344	100%
Blue II e Concept	dec-05	14,148	95%	73%	72%	32%	4,597	12,174	100%
Arena	dec-05	29,256	92%	44%	100%	86%	4,049	8,629	100%
Vistta Ibirapuera	may-06	9,963	85%	43%	100%	90%	4,031	2,737	100%
Ville Du Soleil	oct-06	8,920	79%	17%	50%	11%	3,757	871	100%
London Green	jun-07	28,998	35%	0%	44%	0%	3,648	-	100%
CSF - Santtorino	aug-06	14,979	42%	9%	100%	54%	3,471	247	60%
Villagio Panamby - Parides	nov-06	13,093	70%	48%	100%	50%	3,469	7,078	100%
Town Home	nov-05	8,319	80%	31%	95%	33%	3,451	1,413	50%
Beach Park Acqua	nov-05	8,793	100%	33%	95%	55%	3,068	5,515	100%
CSF - Paradiso	nov-06	16,286	33%	5%	79%	30%	2,982	547	100%
Blue Land	aug-03	9,169	90%	44%	75%	28%	5,009	2,734	100%
Parc Paradiso	aug-07	41,773	11%	0%	89%	0%	3,121	-	100%
CSF - Saint Etienne	may-05	11,261	100%	46%	97%	48%	3,574	3,957	100%
Villagio Panamby - Jazz Duet	sep-05	13,400	99%	67%	98%	28%	2,891	5,221	100%
Mirante do Rio	oct-06	4,875	44%	2%	98%	63%	2,540	80	100%
Quinta Imperial	jul-06	8,422	49%	6%	76%	38%	2,434	378	50%
Grand Valley	mar-07	16,908	27%	0%	61%	19%	2,388	-	100%
VP - Horto	oct-07	22,281	35%	0%	100%	0%	4,777	-	80%
Olimpic Bosque	oct-07	19,150	27%	0%	73%	0%	2,133	-	50%
Palm D'Or	sep-05	8,493	95%	49%	100%	40%	1,916	4,334	50%
CSF - Acácia	jun-07	23,461	11%	0%	89%	0%	1,847	-	100%
Icaraí Corporate	dec-06	5,683	45%	19%	90%	40%	1,787	5,209	100%
Fit Niterói	aug-06	8,523	49%	27%	83%	40%	1,626	1,861	100%
Blue Land	nov-05	9,083	91%	45%	75%	28%	5,009	1,318	50%
Felicitá - Evangelina 2	dec-06	11,323	35%	0%	80%	18%	1,699	(0)	100%
Collori	nov-06	19,731	45%	24%	86%	28%	1,578	2,811	100%
Acqua Residence Fase 1	apr-07	-	21%	0%	45%	10%	-	-	100%
Privilege Residencial	sep-07	12,938	15%	0%	65%	0%	1,577	-	100%
Villagio Panamby - Domaine Du Soleil	sep-05	8,225	100%	69%	100%	45%	1,469	5,039	100%
Cuiabá	dec-05	5,887	93%	30%	39%	11%	1,364	399	50%
Parc Paradiso Fase 2	sep-07	-	12%	0%	84%	0%	-	-	100%
CSF - Prímula	jun-07	13,897	16%	0%	77%	0%	1,223	-	100%
Grand Valley Niterói	oct-07	17,905	18%	0%	83%	0%	1,150	-	100%
Weber Art	jun-05	5,812	100%	54%	98%	50%	1,391	3,060	100%
Riviera Ponta Negra - Cannes e Marseille	jan-04	11,166	100%	97%	85%	55%	1,144	3,588	50%
Del Lago	may-05	62,022	93%	46%	99%	57%	1,126	5,275	80%
Riviera Nice	dec-06	3,380	31%	0%	47%	15%	1,021	-	50%
Vivance Res. Service	nov-06	14,717	21%	13%	76%	35%	988	1,417	100%
CSF - Dália	jun-07	9,000	13%	0%	76%	0%	849	-	100%
Città Imbuí	sep-07	22,442	15%	0%	86%	0%	-	-	50%
Belle Vue - Porto Alegre	aug-04	9,559	79%	58%	70%	46%	863	1,755	100%
CSF - Benne Sonanz	sep-03	4,718	100%	100%	100%	53%	786	9	100%
Celebrare	mar-07	14,679	19%	0%	74%	6%	591	-	100%
Secret Garden	may-07	15,344	18%	0%	61%	0%	567	-	100%
Blue One	sep-03	10,649	100%	99%	84%	43%	740	907	100%
Montenegro Boulevard	jun-05	174,862	100%	81%	100%	76%	690	3,754	100%
Costa Paradiso	apr-05	63,041	100%	100%	57%	24%	399	815	100%
Lumiar	feb-05	7,193	96%	77%	91%	37%	496	4,650	100%
Side Park - Ed. Style	jul-04	10,911	99%	82%	98%	72%	350	2,930	100%
Villagio Panamby - Double View	oct-03	5,388	100%	100%	100%	97%	387	2,910	100%
La Place	may-04	8,416	100%	96%	97%	60%	301	1,461	100%
Others							13,158	34,857

Development	Date Launched	Total Area sq m	Final Completion	% Sold Accumulated		Revenue Recognized R$ 000			Gafisa Stake
		1Q08	1Q07	1Q08	1Q07	1Q08		1Q07
AlphaVille						58,599		32,021
AlphaVille Salvador II	feb-06	853,344	82%	26%	94%	84%	8,929	4,033	55%
AlphaVille Recife	aug-06	704,051	72%	18%	94%	91%	8,287	1,013	65%
AlphaVille Jacuhy	dec-07	2,274,585	7%	0%	92%	0%	6,348	-	65%
AlphaVille Burle Marx	mar-05	1,305,022	95%	49%	34%	16%	4,932	844	50%
AlphaVille Gravataí	jun-06	1,309,397	75%	20%	47%	30%	4,362	973	64%
AlphaVille Campo Grande	mar-07	517,869	61%	0%	57%	39%	4,072	-	67%
AlphaVille Eusébio	sep-05	534,314	90%	40%	76%	44%	3,375	1,324	65%
AlphaVille Natal	feb-05	1,028,722	100%	73%	100%	100%	2,217	11,450	63%
AlphaVille Araçagy	aug-07	195,829	45%	0%	84%	0%	2,101	-	50%
AlphaVille Rio Costa do Sol	sep-07	1,521,753	10%	0%	83%	0%	2,021	-	58%
AlphaVille Manaus	aug-05	464,688	100%	36%	100%	100%	1,781	2,072	63%
AlphaVille Litoral Norte	mar-04	798,893	100%	100%	84%	83%	764	-	63%
AlphaVille Londrina 2	jan-08	377,650	8%	0%	28%	0%	377	-	63%
AlphaVille Londrina 2	dec-07	377,650	8%	0%	28%	0%	377	-	63%
Others							8,656	10,312

Fit Residencial							18,073	-
Fit Jaçanã	mar-07	16,586	61%	0%	97%	0%	4,125	-	98%
Fit Vila Augusta	oct-07	23,036	25%	0%	59%	0%	3,752	-	100%
Fit Coqueiro I	sep-07	44,584	15%	0%	72%	0%	2,059	-	60%
Fit Jardim Botânico	dec-07	31,055	23%	0%	70%	0%	1,802	-	50%
Fit Jaraguá	oct-07	14,345	24%	0%	53%	0%	1,764	-	100%
Fit Taboão	dec-07	20,319	13%	0%	53%	0%	1,591	-	100%
Fit Mirante do Sol	dec-07	26,936	10%	0%	34%	0%	1,088	-	100%
Fit Maria Inês	dec-07	19,541	18%	0%	46%	0%	1,048	-	60%
Others							844	-

Bairro Novo							4,047	-	50%
Bairro Novo Cotia (Fases 1 e 2)	dec-07	23,617	11%		42%		4,047	-	50%
Total							330,688	232,014

Consolidated Statement of Income

R$ 000	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Gross Operating Revenue
Real State development and sales	330,688	232,014	366,678	42.5%	(9.8%)
Construction and services rendered	368	3,326	14,766	(88.9%)	(97.5%)

Deductions	(11,574)	(11,024)	(8,689)	(4.9%)	33.2%

Net Operating Revenue	319,482	224,316	372,755	42.4%	(14.3%)

Operating Costs	(212,486)	(156,356)	(238,269)	35.9%	(10.8%)

Gross profit	106,996	67,960	134,486	57.4%	(20.4%)

Operating Expenses
Selling expenses	(24,047)	(12,006)	(31,101)	100.3%	(22.7%)
General and administrative expenses	(32,150)	(19,484)	(38,753)	65.0%	(17.0%)
Equity Income
Other Operating Revenues	(29)	(259)	(3,304)	88.8%	(99.1%)

EBITDA	50,770	36,211	61,328	40.2%	(17.2%)

Depreciation and Amortization	(1,750)	(5,061)	(2,259)	(65.4%)	(22.5%)
Extraordinary expenses	-	(30,174)	-	(100.0%)	-

EBIT	49,020	976	59,069	4,922.5%	(17.0%)

Financial Income	14,343	8,080	20,186	77.5%	(28.9%)
Financial Expenses	(8,105)	(16,765)	9,016	(51.7%)	(189.9%)

Income before taxes on income	55,258	(7,709)	88,271	(816.8%)	(37.4%)

Deffered Taxes	(6,076)	(1,551)	(16,137)	291.7%	(62.3%)
Income tax and social contribution	(3,755)	(1,591)	(6,865)	136.0%	(45.3%)

Income after taxes on income	45,427	(10,851)	65,269	(518.6)%	(30.4%)

Minority Shareholders	(3,781)	(1,701)	(2,189)	122.3%	72.7%

Net income	41,646	(12,552)	63,080	(431.8%)	(34.0%)

Net income per share	0.32	(0.10)	0.49

Consolidated Balance Sheet

R$ 000	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
ASSETS
Current assets
Cash and banks	47,614	34,049	79,590	39.8%	(40.2%)
Financial investments	674,771	587,203	434,857	14.9%	55.2%
Receivables from clients	607,668	392,634	524,818	54.8%	15.8%
Properties for sale	1,015,020	481,874	774,908	110.6%	31.0%
Other accounts receivable	133,205	117,856	101,920	13.0%	30.7%
Deferred selling expenses	44,633	18,972	37,023	135.3%	20.6%
Prepaid expenses	11,021	7,691	8,824	43.3%	24.9%
	2,533,932	1,640,279	1,961,940	54.5%	29.2%
Long-term assets
Receivables from clients	578,475	236,576	497,933	144.6%	16.2%
Properties for sale	141,232	77,585	149,403	82.0%	(5.5%)
Deferred taxes	69,938	59,921	61,322	16.7%	14.1%
Other	49,770	44,287	42,797	12.4%	16.3%
	839,415	418,369	751,455	100.6%	11.7%
Permanent assets
Investments	209,450	171,602	209,689	22.1%	(0.1%)
Properties and equipment	28,967	11,507	27,409	151.7%	5.7%
	238,417	183,109	237,098	30.2%	0.6%

Total assets	3,611,764	2,241,757	2,950,493	61.1%	22.4%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans and financings	82,964	53,716	59,526	54.4%	39.4%
Debentures	2,312	2,663	9,190	(13.2%)	(74.8%)
Real estate development obligations	-	5,088	-	(100.0%)	-
Obligations for purchase of land	200,497	127,846	163,034	56.8%	23.0%
Materials and service suppliers	115,794	62,144	86,709	86.3%	33.5%
Taxes and contributions	77,850	49,045	70,293	58.7%	10.8%
Taxes, payroll charges and profit sharing	36,292	19,587	38,512	85.3%	-5.8%
Advances from clients - real state and services	58,412	62,833	47,662	(7.0%)	22.6%
Dividends	26,981	11,163	26,981	141.7%
Other	114,995	22,558	75,489	409.8%	52.3%
	716,097	416,643	577,396	71.9%	24.0%
Long-term liabilities
Loans and financings	765,691	59,469	380,640	1187.5%	101.2%
Debentures	240,000	240,000	240,000
Obligations for purchase of land	156,393	14,055	73,207	1012.7%	113.6%
Deferred taxes	77,956	43,848	63,268	77.8%	23.2%
Unearned income from property sales	-	95	-	(100.0%)
Other	32,597	51,533	35,773	(36.7%)	(8.9%)
	1,272,637	409,000	792,888	211.2%	60.5%
Deferred income
Deferred income on acquisition of subsidiary	29,406	1,281	32,223	2195.6%	(8.7%)

Minority Shareholders	21,090	(9,489)	17,223	(322.3%)	22.5%

Shareholders' equity
Capital	1,221,971	1,214,580	1,221,846	0.6%	0.0%
Treasury shares	(18,050)	(18,050)	(18,050)
Capital reserves	167,276	167,276	167,276
Revenue reserves	201,337	60,516	159,691	232.7%	26.1%
	1,572,534	1,424,322	1,530,763	10.4%	2.7%
Total liabilities and shareholders' equity	3,611,764	2,241,757	2,950,493	61.1%	22.4%